

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

Via E-mail
Mr. Ang Kang Han
Sooner Holdings, Inc.
Long Shan Development Area
Han Jiang Town, ShiShi City
Fujian PRC

> **Re:** **Sooner Holdings, Inc.**
> **Form 8-K/A**
> **Filed August 31, 2011**
> **Form 10-Q/A for Quarterly Period Ended**
> **March 31, 2011**
> **Filed August 31, 2011**
> **Form 10-Q/A for Quarterly Period Ended**
> **June 30, 2011**
> **Filed September 6, 2011**
> **File No. 000-18344**

Dear Mr. Ang:

We have reviewed your amended filings and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed August 31, 2011

Footwear, page 16

1. We note your response to comment one of our letter dated August 15, 2011 and we partially reissue the comment. Please revise to disclose the material terms of your agreement with Yuanfeng. In this regard, we are unable to locate the revised disclosure referred to in your response.

Forms 10-Q/A for Quarters Ended March 31, 2011 and June 30, 2011

2. We reviewed your response to our prior comment five. It appears you have restated your earnings per share data for the quarters ended March 31, 2011 and June 30, 2011. As such, please revise each Form 10-Q to clearly identify the amounts as restated and provide disclosures required by FASB ASC 250-10-50-7.

3. In connection with the restatement noted above, please file an Item 4.02 Form 8-K related to such restatement or tell us why such filing is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director